

November 27 2009

Room 4631

Joseph J. Sum
Vice President and Chief Financial Officer
Continental Materials, Inc.
200 South Wacker Drive Suite 4000
Chicago, IL 60606

> **Re: Continental Materials, Inc.**
> **Form 10-K for Fiscal Year Ended January 3, 2009**
> **File No. 001-03834**

Dear Mr. Sum:

We have reviewed your response dated October 30, 2009 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended January 3, 2009

Critical Accounting Policies, page 20
Goodwill and Other Intangible Assets, page 20

1.   Your response to prior comment 2 indicates that you have not provided a reconciliation of the fair value of your business to your market capitalization because of the trading characteristics of your stock and the cyclicality of the construction materials business. We refer you to the valuation you supplementally provided which provides your average valuation of TMC based on the application of your three valuation methods. Please explain the valuation of TMC at January 3, 2009 and July 4, 2009 in relation to the Company's value as a whole. In this regard, Concrete, Aggregates & Construction Supplies represents 42% of total Company assets at July 4, 2009, however, the fair value you assigned to this segment in your valuation analysis is significantly higher on a percentage basis to the total company's book value. Please tell us the fair value of your other

businesses and reconcile the fair value of your entire business to your current market capitalization ensuring that your analysis includes an explanation for all reconciling items, such as control premiums or trading volume adjustments.

2.   Your response to prior comment 2 indicates that during interim periods, if an event or circumstances change that would more likely than not reduce the fair value of the concrete reporting unit below its carrying value, you internally update the discounted cash flow model. We note your market cap continued to decline to $19 million currently from $28.5 million at July 4, 2009. Concrete, Aggregates & Construction Supplies segment revenues for the third quarter 2009 decreased 44% from the third quarter 2008 and operating income decreased from $1.8 million at September 27, 2008 to an operating loss of $1.6 million at October 3, 2009. Based on the continued decline in your market cap and segment operating results, it is unclear why your internal impairment analysis was not updated at October 3, 2009. Please tell us what consideration as given to paragraphs 350-20-35-22 and 350-20-35-30 of the FASB Accounting Standards Codification. Further tell us if any resulting goodwill impairment charge would impact your current or newly modified debt covenants.

Item 9A. Controls and Procedures, page 40

3.   We note your response to prior comment 7 with regard to the physical inventory adjustment you recorded in your third quarter 2008. It appears that these adjustments are material to the first and second quarters operating income and loss. In this regard, it appears that your first quarter adjustment would have had a 12% impact on operating loss and the second quarter adjustment would have changed your operating income to an operating loss. Please provide us with a SAB 99 materiality analysis for the first and second quarters of 2008 that also explains the incentive compensation and profit sharing provisions and why these provisions are considered as an offset to the impact of your inventory adjustment. Further, your analysis should provide quantitative and qualitative factors that you considered when determining that your first and second quarter balances were not materially misstated. Additionally, please revise future filings, to address the nature of this accounting error and the impact these adjustments had on quarterly operations as required by Item 302 of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Rocha at (202) 551-3854, Al Pavot at (202) 551-3738 or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief